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Exhibit 10.3

March 31, 2015

Michael Crane

Dear Michael,

Subject to final approval by the Board of Directors, we are very pleased to offer you employment with Five9, Inc. (“Company” or “Five9”) for the position of Executive Vice President of Services. This position will report to Mike Burkland, Chief Executive Officer of the Company. This is a position which carries considerable responsibility and which is integral to the continued development and success of our Company. This Offer Letter formally presents the specifics of our offer of employment, which you should read and carefully consider.

Your expected employment start date is April 9, 2015. In this position as Executive Vice President of Services, you will receive a base annual salary of $280,000, paid semi-monthly at a rate of approximately $11,666.67 per pay period. In addition, you will be eligible to earn an annual cash incentive bonus with a target amount of $140,000, which currently is payable quarterly and based on achievement of certain corporate and individual performance goals. Your initial quarterly bonus, if earned, will be pro-rated from your date of hire.

Option and RSU Awards. The Company has adopted the Five9, Inc. 2014 Equity Incentive Plan (the “Plan”). We will recommend that the Compensation Committee of the Board of Directors (the “Compensation Committee”) grant you an award of restricted stock units covering 80,000 shares of our common stock (the “RSU Award”). The RSU Award will be subject to vesting over four years, with 25% of the shares subject to the RSU Award vesting after one year, and quarterly vesting thereafter, so the RSU Award would become fully vested over four years.   We will also recommend that the Compensation Committee grant you an option to purchase 160,000 shares of the Company’s common stock (the “Option”) under the Plan. The per share exercise price of the shares subject to the Option will be determined pursuant to terms of the Plan. The Option will be subject to vesting over four years, with 25% of the shares subject to the Option vesting after one year, and monthly vesting thereafter, so the Option would become fully vested over four years. All vesting is subject to your continued service on each vesting date. The RSU Award and the Option will be governed by the terms of the Plan and the standard form of RSU award agreement and option agreement, as applicable.

Severance Benefits. Consistent with your position as Executive Vice President of Services, we will recommend that the Compensation Committee designate you as a Tier 3 participant in the Company’s Key Employee Severance Benefit Plan. We are providing a copy of the Key Employee Severance Benefit Plan with this Offer Letter. To accept your designation as a Participant in the Key Employee Severance Benefit Plan, you must sign and return the Participation Notice within 30 days after you receive it. Capitalized terms used in this paragraph but not defined in this Offer Letter have the meaning set forth in the Key Employee Severance Benefit Plan.

Five9, Inc.
4000 Executive Parkway, Suite 400
San Ramon, CA 94583

www.five9.com
SVI-700163345v2

Paid Time Off. You will be entitled to 15 days of Paid Time-Off (“PTO”) per year. Your PTO will accrue at the rate of 1.25 days per month. As a full-time employee of the Company, you will be eligible to participate in Company-sponsored benefits and be a member of any employee benefit plans that the Company may establish and that are generally available to other employees of the Company. At the present time, these benefits include medical, dental and vision. In the near future, we will provide you more detailed information about these benefits, including eligibility rules.

At-Will Employment. Employment at the Company is “at will.” This means that you are free to resign at any time with or without Cause (as defined in the Key Employee Severance Plan) or prior notice. Similarly, the Company is free to terminate our employment relationship with you at any time, with or without Cause or prior notice. As you know, Five9 is involved in a highly competitive and quickly evolving industry. Although your job duties, title, compensation and benefits, as well as the Company’s policies and procedures, may change from time-to-time, the “at-will” nature of your employment may only be changed in a document signed by you and the CEO of the Company. Your employment with the Company is subject to Five9’s general employment policies, many of which are described in the Five9 Employee Handbook.

You will devote your best efforts to the performance of your job for Company. While employed at Company, you will not undertake any other activity requiring your business time and attention, nor support (by way of investment or otherwise) any activity that may be competitive with the Company’s business or pose a conflict of interest with that business. You will follow the Company’s policies and procedures (including our policies protecting other employees against discrimination and sexual harassment) as described to you from time to time.

You hereby agree not to use, disclose to the Company or induce the Company to use any confidential, proprietary or trade secret information or material belonging to others which comes into your knowledge or possession at any time, nor will you use any such information or material in the course of your employment with the Company, absent written authorization from the third-party that owns the information and the Company. You also agree not to ask any applicant, employee or other person to engage in such activities, absent written authorization from the third-party that owns the information and the Company. In the event you believe that your work at the Company would make it difficult for you not to disclose to the Company any confidential, proprietary or trade secret information or materials belonging to others, you will immediately provide written notice to your supervisor and the Human Resources Department. You further confirm that you have no other agreements, relationships with or commitments to any other person or entity that conflict with your obligations as an employee of the Company (including but not limited to noncompetition and nonsolicitation agreements), and you represent that your employment will not require you to violate any obligation to or confidence with any other entity or person.

Your employment pursuant to this offer is contingent on the following: (1) your signing of the Company’s Proprietary Information and Inventions Assignment Agreement, which, among other things, requires that you will not, during your employment with the Company, improperly use or disclose any proprietary information or trade secrets of any former employer and will not bring onto the Company’s premises any confidential or proprietary information of any former employer unless that employer has consented to such action in writing; (2) your ability to provide the Company with the legally-required proof of your identity and authorization to work in the United States; (3) our satisfaction that you will not be in violation of any non-compete, proprietary invention and information agreements, or any other similar agreement between you and any current or former employer; and (4) completion of satisfactory reference checking and background screen to include employment and education verification and criminal background check.

In the unlikely event of a dispute between the Company and you arising out of your employment or the termination of your employment, we each agree to submit our dispute to binding arbitration in the County of Contra Costa, California. This means that there will be no court or jury trial of disputes between us concerning your employment or the termination of your employment. While this agreement to arbitrate is intended to be broad (and covers, for example, claims under state and federal laws prohibiting discrimination on the basis of race, sex, age, disability, family leave, etc.), it is not applicable to your rights under the California Workers’ Compensation Law, which are governed under the special provisions of that law, or to enforcement of the attached agreement concerning confidential information and ownership of inventions.

It is intended that all of the benefits and payments under this Offer Letter satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this Offer Letter will be construed to the greatest extent possible as consistent with those provisions. If not so exempt, this Offer Letter (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A 2(b)(2)(iii)), your right to receive any installment payments under this Offer Letter (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment.

Mike, we hope that you will accept our employment offer on the above terms and conditions, which can be modified only in writing as signed by the Company's Chief Executive Officer. This letter sets forth the terms of your employment with us and supersedes any prior representations or agreements, whether written or oral, including any other agreement between you and the Company regarding payment of any severance and/or stock option vesting acceleration. We realize that this sounds a bit formal, but we want to make sure that you understand the important aspects of employment at Five9, before you make a decision about joining us. To accept our offer, please return one original copy of your signed offer letter to me at your earliest convenience.

Please contact me if you have any questions whatsoever about this letter or your employment. We are looking forward to you joining us as a member of the Five9 team.

Sincerely,

/s/ Mike Burkland
Mike Burkland
Chief Executive Officer

Agreed to and accepted on 4/1/2015

/s/ Michael Crane
Michael Crane